SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of JULY, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                       RYANAIR WELCOMES EU INVESTIGATION

                INTO ITALIAN RESTRICTIONS ON FLIGHTS TO SARDINIA



Ryanair, Europe's largest low fares airline today (Thursday, 27th July 2006) welcomed the EU Commission's announcement of an enquiry into the abuse of PSO rules to block competition from low fare airlines and protect high fare Italian airlines.

On May 2nd, the Italian authorities blocked Ryanair and Easyjet from offering low fare flights between mainland Italy and Sardinia thereby ending competition and choice. In the 3 months since Ryanair was forced off the routes average fares have since increased fourfold from EUR40 to EUR160.

Speaking today, Peter Sherrard, Ryanair's Head of Communications, said:

        "Sardinian consumers and visitors are being ripped off, denied choice and paying fares 4 times higher than Ryanair's, solely as a result of the unlawful actions of the Italian authorities to block Ryanair's flights and permit the routes to be taken over by high fare Italian airlines.

        "We hope the EU investigation will be completed quickly and Ryanair's low fares restored to the Sardinian routes".

Ends.          Thursday, 27th July 2006

For            Peter Sherrard - Ryanair   Pauline McAlester - Murray Consultants
reference:     Tel: +353-1-8121228        Tel: +353-4980300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  27 July 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director